

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Jeffrey DeNunzio
Chief Executive Officer
Fast Track Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Fast Track Solutions, Inc.**
> **Amendment No. 4 to Form 10-12G**
> **Filed May 20, 2021**
> **File No. 000-56262**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10

General

1. We note your response to prior comment 2 and your Rule 145(a) analysis. However, it appears that the reorganization and the resulting change in the nature of the shareholders' investment may still constitute a "sale" under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. Please provide your analysis with specific facts regarding the reorganization and the number and type of Sauer Energy, Inc.'s shareholders. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction